SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SRI/SURGICAL EXPRESS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

78464W104
(CUSIP Number)

David Callan 13771 N. Fountain Hills Blvd Suite 114-230 Fountain Hills, AZ 85268 480-321-5780 Joel Bernstein, Esq. 2666 Tigertail Avenue Suite 104 Miami, FL 33133 305-858-7300
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

June 7, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS.

David Callan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER
		*

Number of	8	SHARED VOTING POWER
Shares
Beneficially		N/A
Owned by	9	SOLE DISPOSITIVE POWER
Each Reporting		*
Person With
	10	SHARED DISPOSITIVE POWER

		N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*         NOTE: Reporting Person owns less than 5% of the Issuer’s outstanding common stock.

Item 1.	Security and Issuer.

This schedule relates to shares of Common Stock of SRI/Surgical Express, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 12425 Race Track Road, Tampa, Florida 33626.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 6, 2012, SRI/Surgical Express, Inc., a Florida corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with and Synergy Health plc, a public limited company incorporated in England and Wales (“Synergy Health”), Synergy Health US Holdings Limited (“Parent”), a private limited company incorporated in England and Wales and a wholly-owned indirect subsidiary of Synergy Health, and SHM Acquisition, Inc., a Florida corporation and wholly-owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, and on the terms and subject to the conditions described therein, Purchaser has agreed, through Parent, to commence a cash tender offer (the “Offer”) to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (“Common Stock”), at a price of $3.70 per Share in cash, without interest (less any applicable withholding taxes) (the “Per Share Amount”). In connection with and as a condition to the Offer, Reporting Person entered into a Tender and Support Agreement with Parent, Company and the Purchaser, dated June 6, 2012 (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, and in accordance with the terms and conditions thereof, Reporting Party agreed (i) to tender 275,000 of his Common Stock in the Offer and (ii) if required, to vote such Common Stock in favor of adoption of the Merger Agreement and the transactions contemplated thereby.

Item 5.	Interest in Securities of the Issuer.

The Reporting Person ceased to be beneficial owner of more than 5% of the outstanding shares of the Issuer’s common stock on June 7, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Reference is hereby made to the matters set forth in Item 4 herein.

Item 7.	Material to be Filed as Exhibits.

Form of Tender and Support Agreement (Incorporated by reference to Exhibit 10.1 to Issuer’s Current Report of Form 8-K filed June 7, 2012).

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 15, 2012

/s/ David Callan

David Callan

Exhibit Index

Exhibit No.	Description
1	Form of Tender and Support Agreement (Incorporated by reference to Exhibit 10.1 to Issuer’s Current Report of Form 8-K filed June 7, 2012).